K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 9, 2015

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	American Beacon Funds
File Nos. 033-11387 and 811-04984
American Beacon Select Funds
File Nos. 333-88343 and 811-09603
(Collectively, the “Trusts”)
Responses to Comments on Preliminary Proxy Statement on Schedule 14A

Dear Ms. Vroman-Lee:
The following are responses to the comments that we received from you by telephone on January 22, 2015 regarding the Trusts’ preliminary proxy statement on Schedule 14A (“Proxy Statement”), that was filed with the Securities and Exchange Commission (“SEC”) on January 13, 2015.  Your comments and the Trusts’ responses are set forth below.  This correspondence has been reviewed by the officers of the Trusts who have authorized the following responses and representations.
Each Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (2) staff comments or changes to disclosure in response to staff comments in the proxy statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its proxy statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment 1: Proposal 1, which relates to the election of Trustees, discloses the number of Board of Trustees and Committee meetings held during the fiscal years ended August 31, 2014, October 31, 2014, December 31, 2014 and January 31, 2015, respectively.  To facilitate the use of this information by shareholders, disclose on the first page of the Proxy Statement the separate series (“Funds”) that comprise each Trust and each Fund’s fiscal year end.
A table has been added to the first page of the Proxy Statement disclosing the Funds that comprise each Trust and each Fund’s fiscal year end.

Ms. Vroman-Lee February 9, 2015 Page 2

Comment 2: Update the appendices to the Proxy Statement to provide the information that is not currently included.
The Trusts have updated the appendices to provide the information that was not previously included in the Proxy Statement.
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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Rosemary Behan
American Beacon Advisors, Inc.